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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              ALLTRISTA CORPORATION
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                    020040101
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                      (CUSIP Number of Class of Securities)


                            Marlin Partners II, L.P.
                              Attn: Martin Franklin
                           555 Theodore Fremd Avenue,
                                  Suite B-302,
                                  Rye, NY 10580
                                  (914)967-9400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                William J. Grant
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                 January 5, 2000
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                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]



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                                  SCHEDULE 13D

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CUSIP No. 020040101                                       Page  2  of  9  Pages
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    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Marlin Partners II, L.P.

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY


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    4       SOURCE OF FUNDS*

            WC
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                523,300
                      --------- -----------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  0
    OWNED BY          --------- -----------------------------------------------
      EACH               9      SOLE DISPOSITIVE POWER
   REPORTING
   PERSON WITH                  523,300
                      --------- -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            523,300
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.7%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                      ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                     SCHEDULE AND THE SIGNATURE ATTESTATION.



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Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Alltrista Corporation, an Indiana corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 5875 Castle Creek Parkway, North Drive, Suite 440, Indianapolis, Indiana 46250.

Item 2. Identity and Background.

     (a) This statement is being filed by Marlin Partners II, L.P., a Delaware limited partnership (referred to herein as, "Marlin II" or the "Reporting Person"). The general partner of Marlin II is Marlin Management, L.L.C., a limited liability company organized under the laws of Delaware ("Marlin Management"). The managing members of Marlin Management are Martin Franklin and Ian Ashken, who are also the sole executive officers and directors of Marlin Management.

     Mr. Franklin is currently and has been the Chairman and Chief Executive Officer of the managing general partner of Marlin Capital, L.P., a private investment partnership, and its affiliates since October 1996. He is currently the Chairman of the Board of Directors of Bolle Inc., an Amex company. Mr. Franklin previously held positions of Chairman and CEO of Lumen Technologies Inc. (f/k/a BEC Group, Inc.), a NYSE company, from May 1996 to March 1998 and of its predecessor, Benson Eyecare Corporation, from October 1992 to May 1996 of which he was also President from November 1993 to May 1996. In addition, Mr.


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Franklin has served as a director of Specialty Catalog Corp., a Nasdaq company, since 1994, as a director of Corporate Express, Inc., a Nasdaq company, from April 1999 through November 1999, and as a director of OptiCare Health Systems, Inc., an Amex company, since August 1999.

     Mr. Ashken is currently and has been the Vice Chairman of the managing general partner of Marlin Capital, L.P., a private investment partnership, and its affiliates since October 1996 and is also currently the Vice Chairman of Bolle Inc. and a director of OptiCare Health Systems, Inc. From February 1997 until his appointment as Vice Chairman in December 1998, Mr. Ashken was Executive Vice President, Chief Financial Officer, Assistant Secretary and Director of Bolle Inc. Mr. Ashken was Executive Vice President, Chief Financial Officer and a Director of Lumen Technologies, Inc. from December 1995 to December 1998 and Chief Financial Officer and Director of Benson from October 1992 to May 1996.

     (b) The address of the principal business and principal office of Marlin II, Marlin Management and Messrs. Franklin and Ashken is 555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580.

     (c) The present principal business of Marlin II is that of a private investment fund, engaging in the purchase and sale of securities for investment for its own account. The present principal business of Marlin Management is that of a private investment management firm. The principal occupations of Messrs.


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Franklin and Ashken are directing the activities of Marlin Management and its affiliates.

     (d) Neither the Reporting Person, nor, to the best of its knowledge, any of the directors, executive officers, general partners, or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Reporting Person nor, to the best of its knowledge, any of the directors, executive officers, general partners, or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraph (a) above is a citizen of the United Kingdom and a resident of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The net investment cost (including commissions) for the 523,300 shares of Common Stock held by Marlin II was $11,444,742. The funds for the purchase of such Common Stock were furnished from the investment capital of Marlin II. Item

4. Purpose of Transaction.

     The Reporting Person currently intends to hold the shares of Common Stock for investment purposes only. Marlin II from time to


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time intends to review its investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, as well as other developments and other investment opportunities.


     The Reporting Person does not currently have any present plans or proposals that relate to or would result in any of the actions required to be described in
Item 4 of Schedule 13D.

     The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

Item 5. Interest in Securities of the Issuer.

     (a) On the date of this Statement, Marlin II beneficially owns and has sole voting and dispositive power of 523,300 shares of Common Stock, representing 7.7% of the issued and outstanding shares of Common Stock. The foregoing percentage calculations are based on 6,764,106 shares of Common Stock outstanding at October 24, 1999 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 26, 1999. To the best of the Reporting Person's knowledge, none of the other persons named in Item 2 above own any interests in the shares of Common Stock.


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     (b) The number of shares of Common Stock with respect to which Marlin II
(i) has sole voting power, (ii) share voting power, (iii) has sole dispositive power, (iv) share dispositive power, are listed in the responses to Items 7, 8, 9, and 10, respectively, on the cover pages filed herewith, and such responses are incorporated by reference herein.

     (c) Except as described on Schedule A hereto, neither Marlin II nor any party referred to above, has acquired or disposed of, or entered into any other transaction with respect to, any shares of Common Stock during the past 60 days.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

     None

Item 7. Material to be Filed as Exhibits.

     None


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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: January 14, 2000                 MARLIN PARTNERS II, L.P.

                                        By: Marlin Management, L.L.C.,
                                            its General Partner

                                        By: /s/ Martin Franklin
                                            ------------------------------
                                            Name:  Martin Franklin
                                            Title: Managing Member


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                                                                    SCHEDULE A
                                                                    ----------


                           Recent Transactions in the
                                 Common Stock of
                              Alltrista Corporation



Date of            Nature of
Transaction        Transaction         Number of Shares       Price Per Share

12/15/1999          Purchase               15,000               $ 21.375
12/16/1999          Purchase              234,000               $ 21.50
12/16/1999          Purchase               17,500               $ 21.25
12/31/1999          Purchase                5,500               $ 22.00
1/3/2000            Purchase                1,300               $ 21.81
1/5/2000            Purchase              100,000               $ 22.00
1/11/2000           Purchase              150,000               $ 22.33


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